Exhibit 21.1

List of Subsidiaries of Cerecor Inc.

Entity Name	Jurisdiction
Ichorion Therapeutics, LLC	Delaware
TRx Pharmaceuticals, LLC	North Carolina
Zylera Pharmaceuticals, LLC	North Carolina
Zylera Pharma Corp.	North Carolina